United States securities and exchange commission logo





                              March 24, 2021

       Jon Paul Richardson
       Chief Executive Officer
       Exodus Movement, Inc.
       15418 Weir Street, #333
       Omaha, NE 68137

                                                        Re: Exodus Movement,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 17,
2021
                                                            File No. 024-11468

       Dear Mr. Richardson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Offering Summary
       Digital Format Exodus Common Stock, page 1

   1. Please disclose here that if a seller transfers or sells Class A common stock and the seller possesses but does not
transfer to the buyer the number of Common Stock Tokens that corresponds to the
amount of Class A common stock sold, the Transfer Agent will remove the relevant amount of
Common Stock Tokens from the seller   s digital wallet and burn
                                                        them, so that they no
longer exist. We note your disclosure in this regard in the last paragraph on page 120.
 Jon Paul Richardson
Exodus Movement, Inc.
March 24, 2021
Page 2
Common Stock Tokens, page 114

2. Please clarify here whether Class A common stock holders will be able to opt-out of receiving the Tokens and, if so, describe the process for holders to so opt-out.
       You may contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameJon Paul Richardson                        Sincerely,
Comapany NameExodus Movement, Inc.
                                                             Division of
Corporation Finance
March 24, 2021 Page 2                                        Office of Finance
FirstName LastName